UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2005
                    ----------------------------------------

                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F [X]     Form 40-F  [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains additional information to the earnings release of Ship Finance International Limited for the six months ended June 30, 2005 along with a Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

                       Ship Finance International Limited

                     Index to Interim Financial Information

Selected Financial Data                                                    4

Management's  Discussion and Analysis of Financial  Condition and
Results of Operations for the six months ended June 30, 2005               5

Report of Independent Registered Public Accounting Firm                   11

Unaudited Condensed Consolidated Statements of Operations for the
six month periods ended June 30, 2005 and 2004                            12

Unaudited  Condensed  Consolidated  Balance  Sheet as of June 30,
2005  and  Audited  Condensed  Consolidated  Balance  Sheet as of
December 31, 2004                                                         13

Unaudited Condensed Consolidated Statements of Cash Flows for the
six month periods ended June 30, 2005 and 2004                            14

Unaudited  Condensed   Consolidated   Statements  of  Changes  in
Stockholders'  Equity for the six months  ended June 30, 2005 and 2004    15

Notes to Interim Financial Statements                                     16

Signatures                                                                20

Selected Financial Data

The selected income statement and cash flow data with respect to the six months ended June 30, 2005 and 2004 and the selected balance sheet data as at June 30, 2005 have been derived from our interim financial statements included herein and should be read in conjunction with such statements and the notes thereto. The following table should also be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for the interim period ended June 30, 2005.


(in thousands of $, except Ordinary Shares, per Ordinary Share data and ratios)                  Six Months Ended June 30,
                                                                                                   2005             2004
                                                                                                                   (Restated)(4)
Income Statement Data
Total operating revenues (1)                                                                       177,168          219,513
Total operating expenses                                                                            63,734           80,648
Net operating income                                                                               113,434          138,865
Net income                                                                                          61,207          106,312
Earnings per Ordinary Share, basic and diluted                                                       $0.82            $1.44
Cash dividends declared per Ordinary Share                                                           $1.00            $0.25

Balance Sheet Data
Cash and cash equivalents                                                                           52,560
Newbuildings and vessel purchase options                                                            12,535
Vessels and equipment, net                                                                         502,282
Investment in finance leases (including current portion)                                         1,804,524
Total assets                                                                                     2,412,119
Long-term debt (including current portion)                                                       1,847,025
Share capital                                                                                       74,701
Stockholders' equity                                                                               518,100
Ordinary Shares outstanding                                                                     74,700,837
Weighted average number of Ordinary Shares outstanding                                          74,869,898

Cash Flow Data
Cash provided by operating activities                                                              204,205          109,523
Cash used in investing activities                                                                 (353,301)          (7,780)
Cash provided by (used in) financing activities                                                    169,748          (69,605)

Other Financial Data
Equity to assets ratio (percentage) (2)                                                               21.5%            26.3%
Debt to equity ratio (3)                                                                               3.6              2.8

----------
1 Operating revenues include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline. They also include charter revenues for vessels trading under long term charters to third parties during the period. All of the vessels that we have acquired from Frontline are chartered to subsidiaries of Frontline under long term charters which are generally accounted for as finance leases. We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline paying us the Frontline charter rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable, and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline prior to the charters becoming effective for accounting purposes as deemed equity contributions received.

2 Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

3 Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

4 June 2004 interim financial statements were restated to reclassify the leasing gains which had arisen on inception of the finance leases. Following the principles outlined in SAB 48, a net gain of approximately $83.6 million was deferred as a reduction in the net investment in finance leases. The gain will be amortised to equity in proportion to cash receipts from the leases.


Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting standards affect our financial statements.

Overview

We are an international asset-based shipping company with one of the largest owned oil tankers fleets in the world. We are involved in the charter, purchase and sale of vessels. Our tanker fleet is one of the largest and most modern in the world, and as at June 30, 2005, consisted of 28 VLCCs, 23 Suezmax tankers, of which eight were Suezmax OBOs. In the first half of 2005 we took delivery of a containership and in September 2005 we took delivery of a second containership.

Summary of Fleet Changes

                                                      Six months ended June 30,
                                                       2005                2004
                                                       ----                ----
VLCCs
At start of period                                       23                  22
Acquired                                                  5                   -
--------------------------------------------------------------------------------
At end of period                                         28                  22
--------------------------------------------------------------------------------

Suezmax

At start of period                                       16                  16
Acquired                                                  3                   -
Sold                                                     (4)                  -
--------------------------------------------------------------------------------
At end of period                                         15                  16
--------------------------------------------------------------------------------

Suezmax OBOs
--------------------------------------------------------------------------------
At start and end of period                                8                   8
--------------------------------------------------------------------------------

Container
At start of period                                        -                   -
Acquired                                                  1                   -
--------------------------------------------------------------------------------
At end of period                                          1                   -
--------------------------------------------------------------------------------

Total fleet
At start of period                                       47                  46
Acquired                                                  9                   -
Sold                                                     (4)                  -
--------------------------------------------------------------------------------
At end of period                                         52                  46
--------------------------------------------------------------------------------

In January 2005, we exercised our option to acquire the VLCC Oscilla. The vessel was delivered in April 2005 and renamed Front Scilla. In May 2005, we announced the sale of three single hull Suezmax tankers which were delivered to their new owners in June 2005. Concurrently, we agreed to purchase a further three vessels from Frontline Ltd.

In May 2005, we announced the acquisition of two newbuilding containerships with one vessel, the Sea Alfa being delivered in May 2005 and the other, the Sea Beta, scheduled for delivery in September 2005. The Sea Alfa is currently trading on a medium term time charter to an unrelated third party.

In June 2005, we entered into an agreement with parties affiliated with Hemen Holding Ltd, which we refer to as Hemen, to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184.0 million. These vessels were delivered to us in June 2005.

In August of 2005 we terminated our charter agreement with Frontline for Front Hunter upon sale of the vessel to an unrelated third party. As of September 1, 2005, we have chartered a total of 50 vessels under long term, fixed rate time charters to Frontline's wholly owned subsidiaries Frontline Shipping Limited and Frontline Shipping II Limited.

Tanker Market

Compared to the record high tanker market experienced in the second half of 2004, the market witnessed an overall downward trend during the first half of 2005. The market experienced a strong correction in January, however rates did not bottom out before reaching the World scale ("WS") 70 levels for the benchmark VLCC route from the Arabian Gulf to Japan. World scale is an international tanker index. In February and March the market rebounded and stayed at about WS 150 on the same route for the remainder of the first quarter. Early April started off on a rebound, seeing a peak in rates at WS 90 levels. This was followed by a steady decline until the middle of June, when the market did not bottom out until WS 50 levels were reached. At the end of the second quarter the market climbed back up towards WS 70 levels.

The average WS rate from Arabian Gulf to Japan in the first six months was about WS 92 compared to WS 193 in the second half of 2004. This equates to a daily time charter equivalent of approximately $67,000 per day.

In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the first half of the year was 148, or approximately $41,000 per day, compared to an average rate of WS 227 in the second half of 2004.

The weakening in tanker rates in the first quarter came despite a continued growth in oil demand, especially into China and India. OPEC cutbacks in the same period had a psychological effect on the market, resulting in a larger correction in the freight market than can be explained purely by lower demand for transportation services. A greater proportion of eastbound voyages thickened the list of vessels open in the Arabian Gulf especially during the second quarter. Combined with an increasing fleet, the psychology in the market was in owners' disfavour resulting in continued downward pressure on rates. In line with record high oil prices, bunker prices remained high, with an average of $229 per ton in the Arabian Gulf.

The International Energy Agency (IEA) reported in its August report, an average OPEC oil production including Iraq, of approximately 29.05 million barrels per day during the first half of the year, an increase of 0.4 million barrels per day or 1.4% from the total average production in 2004. In June 2005, OPEC announced a 500,000 barrel increase in its production ceiling.

IEA estimates world oil demand averages at 84.62 million barrels per day in the second half of 2005, a 2.3% increase from the first half of the year. IEA further predicts that the average demand for 2005 in total will be 83.72 million barrels per day, or a 1.9% growth from 2004, showing that oil demand so far remains relatively stable at a high level despite the record high oil prices. There are however considerations related to this, as hurricane activity in the US Gulf, combined with long lasting high oil prices may lead to a downward revision of both supply and demand figures in the second half of the year.

The world trading VLCC fleet totalled 456 vessels at the end of the first half of 2005, an increase of 2.7% from the end of 2004. No VLCCs were scrapped in the period and twelve were delivered. The total order book is at 94 vessels at the end of the first half of 2005, up from 87 at the end of 2004. This represents 20.7% of the current VLCC fleet. A total of 19 VLCCs were ordered during the first half of 2005.

The world Suezmax fleet totalled 324 vessels at the end of the first half of 2005, up from 315 vessels at the end of 2004, a 2.9% fleet growth. Two Suezmaxes were scrapped during the quarter and eleven were delivered. The total order book at the end of the first half of the year is 72, down from 76 at the end of 2004. This represents 22.3% of the Suezmax fleet at the end of the first half of 2005. Four Suezmaxes were ordered during the period.

Although the tanker market recently has seen lower levels than what was anticipated, the market is expected to maintain a healthy profitable level in the near future. The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for VLCCs for the remainder of the year at a level that equates to TCEs of approximately $65,000, and $41,000 for 2006.


Results of Operations

Six months ended June 30, 2005 compared with six months ended June 30, 2004

Operating revenues

(in thousands of $)                                Six months ended June 30,
                                                      2005           2004
                                                      ----           ----

Time charter revenues                                27,795         47,264
Bareboat charter revenues                             3,911         19,304
Voyage charter revenues                               5,567         41,542
Pool earnings                                             -          4,464
Finance lease interest income                        83,872         64,056
Finance lease service revenues                       44,553         33,482
Profit sharing revenues                               9,377          5,696
Other income                                          2,093          3,705
--------------------------------------------------------------------------------
Total operating revenues                            177,168        219,513
--------------------------------------------------------------------------------

Total operating revenues decreased 19% in the six months ended June 30, 2005 compared to the similar period in 2004. The decrease in operating revenues in this period primarily reflects the change in employment of our vessels. In the first six months of 2004, the majority of our vessels were completing third party charters prior to commencing employment with Frontline, whereas in 2005, all but six of our vessels have commenced full employment with Frontline and are now operating under the fixed rate charter arrangements and are accounted for as finance leases. During the period of third party employment, we recorded time charter, bareboat charter, and voyage charter revenue for the vessels. Subsequent to the completion of third party charters, vessels under finance leases provide earnings in the form of lease interest income, lease service revenue, and profit share. We expect the remaining six vessels on charter to third parties to complete these arrangements between January 1, 2006 and December 31, 2007. After these charters are completed we expect that substantially all of our revenues from our current fleet will be derived from finance leases and our profit sharing arrangement with Frontline.

The following table analyzes our cash inflows for the six months ended June 30, 2005 from the charters to Frontline and how they are accounted for in the balance sheet and statement of operations:

                                                                                   Statement
                                                     Total     Balance Sheet       of Operations
                                                     -----     -------------       -------------
Frontline charterhire payments accounted for as:             (in thousands of $)

Finance lease interest income                        83,872               -             83,872
Finance lease service revenues                       44,553               -             44,553
Finance lease repayments                             47,128          47,128                  -
Deemed equity contributions received                 25,870          25,870                  -


Total charterhire paid                              201,423          72,998            128,425


Voyage expenses

In the first six months of 2005, voyage expenses have decreased 80% from the comparative period as all of our vessels are now employed under time or bareboat charters. Voyage expenses of $8.9 million in the first six months of 2004 were derived from voyages which were in progress at January 1, 2004. We do not expect to report further significant voyage expenses for our current fleet.

Ship operating expenses

Ship operating expenses have increased 10% for the period ended June 30, 2005 as compared to the corresponding period in 2004, primarily due to the change in our fleet. The Company has acquired five new vessels in the first six months of 2005, which are under management contracts with Frontline. As at June 30, 2005 five of our vessels were bareboat chartered, consistent with the comparative period.

Administrative expenses

Administrative expenses decreased in the first six months of 2005 primarily due to the decrease in audit and professional fees compared with the similar period in 2004.

Depreciation expense

Depreciation expenses relate to the vessels on charters to third parties that are accounted for as operating leases. The reduction in 2005 is due to the fact that most of our fleet is now employed under long term charters to Frontline that are accounted for as capital leases. Additionally we recorded depreciation on vessels during the period before they commenced employment with Frontline under long term charter. We expect that our total depreciation charge will continue to decrease as vessels complete their charters to third parties.

Interest expense

During the first quarter of 2005, we refinanced our $1,058.0 million facility replacing it with a facility for $1,131.4 million. Material movements in interest expense in the six month period ended June 30, 2005 in relation to the corresponding period in 2004 are as follows:

o Increase in loan interest paid of $8.0 million, due to a larger credit facility, along with a partial offset due to a reduction in the margin for the new facility by 55 basis points

o Increase in deferred charges primarily as a result of the write off of charges relating to the old facility

o Decrease in interest on Ship Finance's Senior Notes of $2.6 million due to the repurchase of some of the bonds in 2004

o    Decrease in swap interest of $3.1 million

Other financial items

In 2005 and 2004, other financial items primarily consisted of mark to market valuation changes on our interest rate swap contracts. As at June 30, 2005, our financial derivatives consist of interest rate swap agreements with a total notional principal of $578.8 million.

Liquidity and Capital Resources

Liquidity is defined as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to generate cash to fund our operating activities. Significant factors which would affect our liquidity include the following:

o    cash flows generated from operating activities

o    the adequacy of available bank lines of credit

o    acquisitions and disposals

o    capital expenditures

o    dividend payments

o    the ability to negotiate long term borrowings with satisfactory terms

Our primary capital needs are working capital obligations and other general corporate purposes including acquisitions and dividend payments. Our primary sources of working capital are cash from operations supplemented by bank borrowings.


Liquidity

                                            June 30, 2005     December 31, 2004

Cash and cash equivalents                      49,845                29,193
Restricted cash                                 2,715                 5,379

Our restricted cash primarily consists of $2.7 million placed on restricted deposit which is held as collateral for two of our interest rate swaps.

Borrowing activities

In February 2005, we refinanced our existing secured credit facility with a new $1,131.4 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of 6 years and has similar security terms to the repaid facility. During the first quarter of 2005 we drew $1,087.0 million under the new credit facility and drew a further $43.8 million during the second quarter.

In June 2005, we entered into a combined $350 million senior and junior secured term loan facility. The new facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan. The facility is repayable over a term of seven years and $191.6 million was drawn down in the second quarter to fund the acquisition of three new VLCCs.

During the six month period ended June 30, 2005, we repurchased $41.4 million of our 8.5% Senior Notes and as at August 31, 2005 had repurchased a further $30.6 million.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at June 30, 2005.

Acquisitions and Disposals

In January 2005, we acquired the VLCCs Front Century and Front Champion for a total price of $196.0 from Frontline. The vessels were chartered back to Frontline on 199 and 204 month charters, respectively, following the structure in place for other vessels chartered to Frontline.

In January 2005, we announced the sale of the Suezmax Front Fighter for $68.25 million. The vessel was delivered to its new owners in March, 2005 and resulted in a gain of $28.5 million. This gain has been deferred in the financial statements as the termination of this charter with Frontline gave rise to discounted rates for the new charters established for Front Century and Front Champion.

In January 2005, we exercised our option to acquire the VLCC Oscilla for approximately $31.2 million from an unrelated third party. The purchase price paid is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, the Company made a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the delivery date, the vessel, which has been renamed Front Scilla, commenced a fixed rate time charter to Frontline following the structure in place for other vessels chartered to Frontline.

In March 2005, we acquired the VLCC Golden Victory for $98.0 million from Frontline. The vessel was immediately chartered back to Frontline on a 204 month charter, following the structure in place for other vessels chartered to Frontline.

In May 2005, we announced the sale of the three Suezmax tankers, Front Lillo, Front Emperor and Front Spirit for a total consideration of $92.0 million which resulted in gains totalling $22.3 million. The vessels were delivered to their new owners in June 2005. Concurrently, we bought a further three Suezmax tankers from Frontline for an aggregate amount of $92.0 million. The gains resulting from the original sales have been deferred in the financial statements as the termination of these charters with Frontline gave rise to discounted rates for the new charters established for the newly acquired Suezmax vessels.

In May 2005, we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alfa, was delivered in May 2005 and the second vessel, Sea Beta was delivered from the ship yard in September 2005. The Sea Alfa is currently trading on a medium term time charter to an unrelated third party and the Sea Beta is currently trading on a short term time charter to an unrelated third party.

In June 2005, we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million. These vessels were delivered in June 2005 and were immediately chartered to Frontline following the structure in place for other vessels chartered to Frontline.

In August 2005, we announced that we had agreed to sell a Suezmax to an unrelated third party for $72.0 million. The vessel was delivered to its new owner in August 2005. The time charter and management agreements between the Company and Frontline were cancelled on the delivery of the vessel. The Company has agreed to make a $3.8 million compensation payment to Frontline for terminating the charter, which will be expensed in full in the third quarter of 2005. In addition to the termination payment, Frontline has the right to sell to Ship Finance and charter back a newbuilding VLCC which is due for delivery to Frontline in July 2006. The gain resulting from the sale of Front Hunter will be deferred in the financial statements as the termination of the charter will give rise to discounted rates to be established for the new charter. The gain will not be amortised into equity until the new charter commences.

Equity

During the first half of 2005, we repurchased and cancelled 200,000 of our ordinary shares under a Board authority to repurchase and cancel up to two million shares. In July 2005, we repurchased and cancelled a further 100,000 of our ordinary shares.

On February 22, 2005 we declared total cash dividends of $0.50 per share which amounted to $37.4 million. On May 31, 2005 we declared a dividend of $0.50 per share which amounted to $37.4 million. On August 24, 2005, we declared a dividend of $0.50 per share which was paid on September 20, 2005.

We believe that cash flows generated by our long-term charters enables us to meet our short and medium term operating liquidity requirements. We will continue to use a mixture of equity and debt issues to finance acquisitions of vessels and for other long-term investments.

There have been no other significant changes to our liquidity and capital resources since we issued our Annual Report on Form 20-F for the year ended December 31, 2004, which includes a full discussion of these items.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ship Finance International Limited.:

We have reviewed the accompanying condensed consolidated balance sheet of Ship Finance International Limited and subsidiaries (the Company) as of June 30, 2005, the related condensed consolidated statements of operations and condensed consolidated statements of cash flows for the six months ended June 30, 2005 and 2004 and the condensed consolidated statements of changes in stockholders' equity for the six months ended June 30, 2005 and 2004. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statements of operations, of cash flows and changes in stockholders' equity for the year then ended (not presented herein), and in our report dated March 31, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
October 14, 2005

Ship Finance International Limited
Unaudited Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)

                                                     Six months ended June 30,
                                                  2005                  2004
                                                                     (restated)

Total operating revenues                        177,168                 219,513
Operating expenses
Voyage expenses and commission                    1,841                   8,971
Ship operating expenses                          51,319                  48,378
Administrative expenses                           1,085                   1,514
Depreciation                                      9,489                  21,785
--------------------------------------------------------------------------------
Total operating expenses                         63,734                  80,648
Net operating income                            113,434                 138,865
Other income/(expenses)
Interest income                                   1,285                   2,269
Interest expense                                (58,857)                (48,929)
Foreign currency exchange gain (loss)                (2)                    116
Other financial items, net                        5,347                  13,991
--------------------------------------------------------------------------------
Net other income/(expenses)                     (52,227)                (32,553)
--------------------------------------------------------------------------------
Net income                                       61,207                 106,312
================================================================================

Basic and diluted earnings per share              $0.82                   $1.44


See accompanying notes that are an integral part of these Interim Financial Statements.


Ship Finance International Limited
Condensed Consolidated Balance Sheets

(in thousands of $)


                                                         June 30, 2005     December 31, 2004
                                                           (Unaudited)
ASSETS
Short term
  Cash and cash equivalents                                     49,845                29,193
  Restricted cash                                                2,715                 5,379
  Amount due from parent company                                     -                 4,864
  Prepaid expenses and accrued income                            9,406               114,926
  Other current assets                                             654                   497
  Investment in finance leases, current portion                100,970                76,998
----------------------------------------------------------------------------------------------
  Total current assets                                         163,590               231,857
Newbuildings and vessel purchase option                         12,535                 8,370
Vessels and equipment, net                                     502,282               236,305
Investment in finance leases                                 1,703,554             1,641,644
Deferred charges and other long-term assets                     30,158                34,761
----------------------------------------------------------------------------------------------
  Total assets                                               2,412,119             2,152,937
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion of long-term debt        118,507                91,308
  Amount due to parent company                                     749                     -
  Other current liabilities                                     28,744                 8,958
----------------------------------------------------------------------------------------------
  Total current liabilities                                    148,000               100,266
Long-term liabilities
  Long-term debt                                             1,728,518             1,387,586
  Other long term liabilities                                   17,501                 4,103
  Stockholders' equity                                         518,100               660,982
----------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                 2,412,119             2,152,937
==============================================================================================



See accompanying Notes that are an integral part of these Interim Financial Statements




Ship Finance International Limited
Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands of $)

                                                                                                  Six months ended June 30,

                                                                                                     2005              2004
Net cash provided by operating activities                                                         204,205           109,523

Investing activities
  Acquisition of subsidiaries, net of cash acquired                                              (549,358)         (536,793)
  Additions to new buildings and vessel purchase options, vessels and equipment
                                                                                                  (12,535)                -
  Repayments from investments in finance leases                                                    47,128            26,653
  Sale of investment in finance leases                                                            158,800                 -
  Net maturity (placement) of restricted cash                                                       2,664           557,614
  Short-term loan advances to parent company                                                            -           (55,254)
----------------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities                                                          (353,301)           (7,780)

Financing activities
  Repurchases of shares                                                                            (4,000)                -
  Proceeds from issuance of long-term debt                                                      1,429,479         1,017,100
  Repayments of long-term debt                                                                 (1,043,215)       (1,025,009)
  Debt fees paid                                                                                   (7,089)          (13,787)
  Cash dividends paid                                                                             (74,901)                -
  Deemed dividends paid                                                                          (130,526)          (47,909)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                               169,748           (69,605)
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                            20,652            32,138
Cash and cash equivalents at start of the period                                                   29,193                 -
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the period                                                     49,845            32,138
============================================================================================================================


See accompanying Notes that are an integral part of these Interim Financial Statements


Ship Finance International Limited
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

(in thousands of $, except number of shares)

                                                    Six months ended June 30,
                                                    2005             2004
                                                    ----             ----


Number of shares outstanding
At beginning of period                          74,900,837           12,000
Shares issued from contributed surplus                   -       73,913,837
Share repurchased and cancelled                   (200,000)               -
--------------------------------------------------------------------------------

At end of period                                74,700,837       73,925,837

Share capital
At beginning of period                              74,901               12
Shares issued from contributed surplus                   -           73,914
Share repurchased and cancelled                       (200)               -
--------------------------------------------------------------------------------
At end of period                                    74,701           73,926
--------------------------------------------------------------------------------

Contributed surplus
Balance at beginning of period                     463,261                -
Equity contribution from parent company                  -          525,000
Shares issued from contributed surplus                   -          (73,914)
Share repurchased and cancelled                     (3,800)               -
Amortisation of deferred equity contributions        5,336            1,420
Deemed dividends paid                              (21,398)
--------------------------------------------------------------------------------
At end of period                                   443,399          452,506
--------------------------------------------------------------------------------

Retained earnings (deficit)
At beginning of period                             122,820           (1,937)
Net income                                          61,207          106,312
Cash dividends paid                                (74,900)               -
Deemed dividends paid                             (109,127)         (66,362)
At end of period                                         -           38,013
--------------------------------------------------------------------------------
Total Stockholders' Equity                         518,100          564,445
--------------------------------------------------------------------------------
Comprehensive income
Net income                                          61,207          106,312
--------------------------------------------------------------------------------
Comprehensive income                                61,207          106,312
--------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Interim Financial Statements

Ship Finance International Limited
Notes to the Interim Financial Statements

1.   Basis of Presentation

     The accompanying interim financial statements of Ship Finance International Limited ("Ship Finance" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The principal accounting policies used in the preparation of these financial statements are set out below.

     These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

     The interim financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

     Preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.   Accounting policies

     Deemed dividends and deemed equity contributions

     The Company's charter arrangements with Frontline became effective on January 1, 2004. Certain of the Company's vessels were on fixed term charters to third parties as at January 1, 2004 and the remainder were on spot voyages. As each of the vessels completes its original charter in place on January 1, 2004, the finance leases with Frontline become effective for accounting purposes. The Company's arrangement with Frontline is that while the vessels are completing performance of third party charters, the Company pays Frontline all revenues earned under third party charters in exchange for Frontline paying the Company the Frontline charter rates. The revenues received from these third party charters are accounted for as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. The Company accounts for the charter revenues received from Frontline Shipping prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

     The Company has accounted for the difference between the historical cost of the vessels, originally transferred to the Company by Frontline on January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

     The Company has accounted for the acquisition of assets from entities under common control at the historical carrying value of the seller. In the first six months of 2005, the Company has purchased assets with a historical book value of $280.8 million from Frontline for total consideration of $386.0 million. The difference between the purchase price and historical carrying value has been recorded as a deemed dividend paid, and also applied as a reduction in the net investment in finance leases in the balance sheet.

3.   Earnings per share (EPS)

     Basic EPS is computed based on the net income (loss) available to common stockholders and the number of common shares outstanding. For all periods presented there are no potentially dilutive securities.

     The components of the numerator for the calculation of basic EPS for net income are as follows:

                                                      Six months ended June 30,
     (in thousands of $)                               2005                2004

     Net income (loss) available to stockholders      61,207             106,312

     The components of the denominator for the calculation of basic EPS are as follows:

                                                       Six months ended June 30,

     (in thousands )                                         2005         2004
     Weighted average number of common shares outstanding    74,870     73,828

4.   Investment in finance leases

     All but one of the Company's vessels are chartered on long term, fixed rate charters to Frontline which extend for various periods depending on the age of the vessels, ranging from approximately seven to twenty-three years. The terms of the charters do not provide Frontline with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels after 2010.

     Of these charters, 41 are accounted for as sales type leases. The following lists the components of the investments in finance leases as of June 30, 2005:

     (in thousands of $)
     Total minimum lease payments to be received                       3,811,326

     Less: amounts representing  estimated executory costs
     including profit thereon, included in total
     minimum lease payments                                            (988,922)

     Net minimum lease payments receivable                            2,822,404

     Estimated residual values of leased property (unguaranteed)        529,996

     Less: unearned income                                           (1,296,605)
                                                                      2,055,795

     Less: Deferred deemed equity contribution                         (222,789)

     Less: Deferred gain on sale of vessels                             (28,482)
                                                                      1,804,524
     Current portion                                                    100,970

     Long-term portion                                                1,703,554
                                                                      1,804,524

5.   Long-term debt
                                                                     December
     (in thousands of $)                           June 30, 2005      31, 2004

     8.5% Senior Notes due 2013                          488,870       530,270
     US dollar  denominated  floating rate debt
     (LIBOR plus  0.65%-1.00%)  due through 2011       1,358,155       948,624
                                                       1,847,025     1,478,894
     Less: short-term portion                           (118,507)      (91,308)
                                                       1,728,518     1,387,586

     The outstanding debt as of June 30, 2005 is repayable as follows:

     Year ending December 31,
     (in thousands of $)

     2006                                                             118,507
     2007                                                             125,531
     2008                                                             125,531
     2009                                                             125,531
     2010                                                             125,531
     2011 and later                                                 1,226,394

     Total debt                                                     1,847,025

     The weighted average interest rate for floating rate debt denominated in US dollars was 4.29% and 3.97% as of June 30, 2005 and December 31, 2004 respectively. These rates take into consideration related interest rate swaps.

     In February 2005, the Company refinanced its existing $1,058.0 million syndicated senior secured credit facility with a new $1,131.4 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7% and is repayable over a term of six years. The security terms of the new facility are similar to the repaid facility as discussed in more detail in our Form 20-F for 2004.

     $350.0 million syndicated combined senior and junior secured credit facility In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds from the facility were used to fund the acquisition of five new VLCCs. Obligations under the facility are secured by the Company's assets and equity interests of the five new vessel owning subsidiaries. In addition, each of the new vessel owning subsidiaries has guaranteed its performance under the facility. The new facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan and may be prepaid on a pro-rata basis without penalty. The facility is repayable over a term of seven years.

     The loan facility subjects us to a number of restrictions on our business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on our ability to amend our charters, management, and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations. Further, the loan facility restricts our ability to make distributions unless the (i) charter service reserve and our free cash exceed $35 million and (ii) we satisfy financial covenants contained in the loan facility relating to minimum value, minimum liquidity, working capital and equity to debt rations of the distribution date as follows:

     o Minimum Value - If the Borrowers market value of the Vessels shall fall below either (a) 140% of the Senior Loan or (b) for as long as any amount is outstanding under the Junior Loan, 125% of the loan the Borrower shall either (i) prepay the amount of either loan necessary to restore such ratios or (ii) provide additional security for either loan which is deemed satisfactory for restoring such ratios.

     o Minimum Liquidity - Free and available cash in respect of the Company shall be at least $25,000,000.

     o Minimum Working Capital - Consolidated Working Capital shall be no less than zero at any time.

     o Minimum Equity Ratio - The Equity Ratio on the last day of each Financial Quarter of the Borrower shall be at least 20%.

6.   Related party transactions

     For a full discussion of historical related party transactions with Frontline, refer to the detailed information presented in our Form 20-F for 2004.

     The Company charters all but one of its vessels to Frontline under long-term leases. In the first half of 2005 the Company entered into eight new leasing arrangements with Frontline, while terminating four previously arranged time charter parties.

     Frontline pay us profit sharing payments of 20% of their earnings from their use of the Company's fleet above the average daily charter rates each fiscal year. During the period ended June 30, 2005, we earned and recognized revenue of $9.4 million under this arrangement.

     In the first quarter of 2005, the Company acquired three VLCCs from Frontline for total consideration of $294.0 million. The vessels were chartered back to Frontline following the structure in place for the other vessels chartered to Frontline. Frontline received discounted time charter rates for two of the new vessels, as compensation for the early termination of one Suezmax charter, when the vessel was sold to an unrelated third party.

     In May 2005, the Company entered into an agreement with parties affiliated with Hemen Holdings Limited ("Hemen") to acquire two vessel owning companies, each owning a 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alfa, was delivered in May 2005 and the Sea Beta was delivered from the ship yard in September 2005. The Sea Alfa is currently trading on a medium term time charter to an unrelated third party and the Sea Beta is currently trading on a short term time charter to an unrelated third party.

     In June 2005, the Company acquired three Suezmaxes from Frontline for total consideration of $92.0 million. The vessels were immediately chartered back to Frontline to replace time charters for three similar vessels whose charters were terminated upon their sale to an unrelated third party. As compensation for the early termination of the charter, Frontline received discounted rates for the new charter.

     In June 2005, the Company entered into an agreement to acquire two 2004 built VLCCs from parties affiliated with Hemen for total consideration of $184.0 million. The vessels were delivered in June 2005 and have been chartered to Frontline under long-term leases.

7.   Subsequent events

     On August 24, 2005 the Board declared an ordinary dividend of $0.45 per share and an extraordinary dividend of $0.05 per share which was paid on September 20, 2005.

     In June 2005, the Company entered into an agreement to sell the Suezmax Front Hunter. The vessel was delivered to its new owner in August 2005 and the charter of Front Hunter to Frontline was cancelled as a result of this sale.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           Ship Finance International Limited
                                           ----------------------------------
                                                      (Registrant)




Date  October 17, 2005                By /s/ Kate Blankenship
                                             ------------------
                                             Kate Blankenship
                                    Secretary and Chief Accounting Officer



23153.0001 #609153